BENNETT JONES LLP

4500 Bankers Hall East
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RECEIVED

2007 FEB 16 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

07021114

February 14, 2007

Delivered by Courier

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of a press release dated February 13, 2007, filed on SEDAR by our client, Calfrac Well Services Ltd.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of the unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

MP/llm
Enclosure

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Holdings closes private placement of Senior Notes

CALGARY, Feb. 13 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) announced today that Calfrac Holdings LP ("Calfrac Holdings"), a Delaware limited partnership which is indirectly wholly owned by Calfrac, has closed a private offering of US$135.0 million aggregate principal amount of 7.75% Senior Notes due 2015. Fixed interest on the notes will be payable on February 15 and August 15 of each year beginning on August 15, 2007. The notes will mature on February 15, 2015.

The net proceeds from this offering will be used to repay the indebtedness under our existing credit facilities, to partially fund our 2007 capital expenditure program and for general corporate purposes.

The notes have been offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, and outside the United States to persons other than U.S. persons, in reliance on Regulation S under the Act. The offer and sale of the notes will not be registered under the Securities Act of 1933, and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States and western Siberia in Russia.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:00e 13-FEB-07

END